

17018283

AB

SEC
Mail Processing
Section
AUG 25 2017
Washington DC
408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2016 (MM/DD/YY) AND ENDING 6/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cresta Westhall LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Savile Row, London
(No. and Street)

(City) (State) W1S 3PN (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Fulton, +44 20 7628 8645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH & Co.
(Name – *if individual, state last, first, middle name*)

C-7/227, Sector-7, Rohini	New Delhi, India	India	110085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
AUG 28 2017
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, DOUGLAS FULTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRESTA WESTHALL, as of 23rd AUGUST, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signed in my presence on the above date

[signature]

Signature

DESIGNATED MEMBER

Title

[signature]

David John Guille
Notary Public
Office 5 Fairbank
Studios
75/81 Burnaby Street
Chelsea London
SW10 0NS England

Notary Public My Commission expires at death



JOHN GUILLE
DAVID

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRESTA WESTHALL LLP

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the year ended June 30, 2017

AJSH & Co LLP
Chartered Accountants

C-7/227, Sector-7, Rohini
Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Cresta Westhall LLP

We have audited the accompanying statement of financial condition of Cresta Westhall LLP (the "Partnership") as of June 30, 2017 and the related statements of income, changes in partner's equity and cash flows for the year ended. These financial statements are the responsibility of the Cresta Westhall LLP's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cresta Westhall LLP as of June 30, 2017, and the result of its operations and its cash flow for the year ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Cresta Westhall LLP's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



AJSH & Co LLP
New Delhi, India
Independent Auditors registered with Public Company Accounting Oversight Board

August 17, 2017


TIAG


CA

Cresta Westhall LLP

STATEMENT OF FINANCIAL CONDITION
As at June 30, 2017

ASSETS

	$
Cash & cash equivalents	106,489
Commission Receivable	266,997
Deposits held with FINRA	4,841
Prepaid Expenses	1,169
Total Assets	379,496

LIABILITIES AND PARTNERS' CAPTIAL

Accounts Payable	5,000

PARTNERS' CAPITAL

Partners' Capital	374,496
Liabilities & Partners' Capital	379,496

See notes to financial statements

Cresta Westhall LLP

STATEMENT OF INCOME

For the year ended June 30, 2017

		$
Revenues:		
	Commission income	1,207,663
Operating expenses:		
	Fidelity Bond	232
	Bank Charges	453
	Regulatory Fees	1,258
	Office Expense	13,217
	Professional Fees	21,551
	Rent	8,467
	Technology	1,375
	Emails	595
	Exhange loss	886
		48,034
Net Income		1,159,629

See notes to financial statements

Cresta Westhall LLP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

For the year ended June 30, 2017

	$
Balance, July 1, 2016	56,466
Distributions	(841,599)
Net income	1,159,629
Balance, June 30, 2017	374,496

See notes to financial statements

Cresta Westhall LLP

STATEMENT OF CASH FLOWS

For the year ended June 30, 2017

	$
Cash flows from operating activities:	
Net Income	1,159,629
Increase in Accounts Payable	5,000
Increase in Other Assets	(273,007)
Cash flows from financing activities:	
Distributions	(841,599)
Net cash used for financing activitities	50,023
Net increase in cash during the year	50,023
Cash, beginning of year	56,466
Cash, end of year	106,489

Cresta Westhall LLP

NOTES TO FINANCIAL STATEMENTS
For the year ended June 30, 2017

Note 1 **Organization and nature of business**

Cresta Westhall LLP (the "Partnership") is a Limited Liability Partnership organized in the United Kingdom effective July 6, 2012. The Partnership does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Partnership engages primarily in the private placements of securities, and serves clients in the United States and abroad. The Partnership is a registered broker under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corp ("SIPC"). FINRA granted the Company membership effective June 17, 2013. And the Partnership operates under the exempt provisions of paragraph (KO(2) (ii) of rule 15c3-3 of the Securities and
Exchange Commission.

Note 2 **Summary of significant accounting policies**

Revenue recognition
The Partnership earns commissions as a distributor of subscriptions in various funds to investors. Commissions are recognized as earned based on the amount of subscriptions raised at the agreed upon rate, as defined in each agreement.

Income taxes
The Partnership is organized as a United Kingdom ("UK") Limited Liability Partnership. The members of the partnership are all UK individuals or other UK corporate entities. Accordingly, the Partnership is not subject to United States federal or state income taxes, and therefore no provision for income taxes has been recorded in the accompanying statement of operations.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Partnership's income tax returns. The Partnership has analyzed tax positions taken for filing with all jurisdictions where it operates. The Partnership believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Partnership's financial condition, results of operations or cash flows. Accordingly, the Partnership has not recorded any reserves or related accruals for interest and penalties for uncertain tax positions. If the Partnership incurs interest or penalties as a result of unrecognized tax positions, the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses.

Cresta Westhall LLP

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
For the year ended June 30, 2017

Note 2 **Summary of significant accounting policies (continued)**

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Foreign currency
The functional currency for all operations of the Partnership is the United States dollar. Nonmonetary assets & liabilities are remeasured at historical rates and monetary assets and liabilities are remeasured at exchange rates in effect at the end of the year. Statement of income amounts are remeasured at average rates for the year. Gains and losses from foreign currency transactions are included in current results of operations in the accompanying statement of income.

Subsequent events
The Partnership has evaluated subsequent events through August 17, 2017, which is the date the financial statements were available to be issued.

Note 3 **Net capital requirements**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Partnership's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At June 30, 2017, the Partnership's net capital was $ 102,928 which was $ 97,928 in excess of its required net capital of $5,000. The Partnership did not incur aggregate indebtedness at June 30, 2017.

Note 4 **Related party transactions**

Pursuant to a management services agreement, effective February 1, 2013, between Westhall Partners LLP ("WP LLP") and the Partnership, WP LLP agreed to pay all indirect operating expenses of the Partnership in connection with its corporate offices including administrative services and facility charges as described in the agreement. The agreement also states that the Partnership will pay all of its own direct expenses, such as legal and accounting fees, filing costs, registration and membership fees, and others as deemed necessary.

Note 5 **Concentrations**

The Partnership received 98% of its revenue from 5 customers and the other 2% from other fund managers during the year ended June 30, 2017.

Cresta Westhall LLP

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
For the year ended June 30, 2017

	$
Capital	
Partners' Capital	374,496
Non Allowable Assets	(268,166)
Haircut on Foreign Bank Accounts	(3,402)
Net Capital	102,928
Aggregate indebtedness	-
Computation of basic net capital requirement	
Minimum net capital required (6 2/3 % of AI)	-
Minimum dollar net capital required	5,000
Net capital requirement	5,000
Excess net capital	97,928
Net capital less greater of 10% of aggregate indebtedness or 120 % of minimum net capital required	96,928
Percentage of aggregate indebtedness to net capital	-

There were no differences between the net capital reported by the Partnership in Part IIA of the focus report and these financial statements.

See notes to financial statements

CRESTA WESTHALL LLP

REPORT UNDER THE EXEMPTION CONTAINED IN RULE 15C3- 3

For the year ended June 30, 2017

TABLE OF CONTENTS

AJSH & Co LLP
Chartered Accountants

C-7/227, Sector-7, Rohini
Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Cresta Westhall LLP

We have reviewed management's statements, included in the accompanying Report under Exemption contained in Rule 15c3-3, in which (1) Cresta Westhall LLP identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cresta Westhall LLP claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Cresta Westhall LLP stated that Cresta Westhall LLP met the identified exemption provisions throughout the most recent fiscal year without exception. Cresta Westhall LLP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cresta Westhall LLP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



AJSH & Co LLP
New Delhi, India

August 17, 2017

Assertions Regarding Exemption Provisions

We, as principals of Cresta Westhall LLP (the "Partnership"),are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Partnership hereby makes the following assertions:

Identified Exemption Provision:

The Partnership claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Partnership met the identified exemption provision without exception throughout the period from July 1, 2016 to June 30, 2017.

By:



Robbie Hume, Principal

August 17, 2017

Date



Douglas Fulton, Principal

August 17, 2017

Date

CRESTA WESTHALL LLP

AGREED - UPON PROCEDURES

For the year ended June 30, 2017

TABLE OF CONTENTS

AJSH & Co LLP
Chartered Accountants

C-7/227, Sector-7, Rohini
Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

INDEPENDENT ACCOUNTANTS' AGREED – UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENT (FORM SIPC – 7)

To the Partners of
Cresta Westhall LLP

In accordance with Rule 17a – 5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2017,which were agreed to by Cresta Westhall LLP, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cresta westhall LLP's compliance with the applicable instructions of Form SIPC-7. Cresta Westhall LLP's management is responsible for Cresta Westhall LLP's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specifies in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in form SIPC-7 with respective cash disbursement records entries, nothing no differences;
2. Compared the amount reported on the audited Form X-17A-5 for the year ended June 30, 2017, as applicable, with the amount reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences;
3. Compared any adjustments in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



AJSH & Co LLP
New Delhi, India

August 17, 2017

CRESTA WESTHALL LLP

GENERAL ASSESMENT RECONCILATION
Year Ended June 30, 2017

	$
General assessment	2038
Less: payments made with SIPC-6 filed January 25th, 2017	568
Total assessment balance	1470
Payments made with SIPC-7 filed	1470
Overpayment carried forward	-

Collection agent:

Securities Investor Protection Corporation
P.O Box 92185 Washington, D.C. 20090-2185